Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

FINAL TRANSCRIPT

Conference Call Transcript

SBC - SBC Communications at Morgan Stanley Media & Communications Conference

Event Date/Time: May. 05. 2005 / 8:00AM ET

Event Duration: N/A

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CORPORATE PARTICIPANTS

Simon Flannery

Morgan Stanley - Moderator

Randall Stephenson

SBC Communications - Chief Operating Officer

 PRESENTATION

 Simon Flannery  - Morgan Stanley - Moderator

 Hi, good morning everybody. My name is Simon Flannery on behalf of Morgan Stanley is my great pleasure to introduce you to our Morgan Stanley Tenth Annual Media and Telecom Conference. We’ve got a great line up for you here over the next couple of days and if there’s anything we can do to help please don’t hesitate to ask anybody from Morgan Stanley with logistics or anything that you need.

There are important disclosures including analysts holding and other Morgan Stanley disclosures available as a handout in the foyer area and at the Morgan Stanley public website so please take a look at those.

As you know as in past years the format here is fireside chat although as Mr. Whittaker said from SBC said a couple of years ago, where’s the fire. The fire’s going to come from you. What we’re going to do here is ask each speaker to make some opening remarks about the environment - the situation their in and then I’m going to moderate the Q&A start off with some questions and then open it up to the floor so this is going to work best if we have participation.

I know it’s early in the morning. I hope you’ve all got your caffeine but really there’s a lot going on in the telecom space if you just think about what we’ve been hearing in terms of M&A over the last few days and just the announcement about cable deployment - the announcements about video deployments. Just a great deal of action in this space. A lot of opportunities to make different investment positions. So this should be a good time to really gruel down on some of the key themes here.

So without further ado, it’s my great pleasure to introduce Randall Stephenson. Randall is the Chief Operating Officer of SBC and we’re delighted to have you here.

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Thank you Simon. If you don’t mind I’ll just sit here with just a few really brief remarks and then turn it over to Simon and you folks for questions. I guess what I tell you is I feel pretty good about where the business.

I’ve been on this job now about a year and the momentum, the change in both the industry and the business is noticeable and when you look at our first quarter results, I’d have to tell you on both the wireline and the wireless side feel pretty good about what we accomplished in Q1.

We had our fourth consecutive quarter of revenue growth now which I believe would be counted as the best in our peer group. We have consumer revenues actually grew almost four percent for the quarter, long distance, DSL revenues those were over 20 percent for the quarter. We had a terrific DSL quarter. We did over 500 million - 500,000 excuse me, I wish it were 500 million, 500,000 DSL subscribers which obviously was the best in the peer group. The top broadband quarter for anybody it’s appearing now that Time-Warner has released.

Consumer RPUs are up over eight percent. Data revenues grew almost seven percent and I tell you probably one of the most encouraging signs that I’ve seen over the last quarter is for the first time i five years when you look at our consumer access lines trends - primary lines, the main line going into the customers house. Take out second lines. Primarily line grew for the first time in five years in the first quarter. So it was a very encouraging sign.

If you move that market to the small, medium business we’re seeing the same kind of trends there. So good foundational growth which I think is indicative of a couple of things. It’s indicative of you know kind of good core economic movement and just that the business is performing well. So I felt real good about that. I was very encouraged about.

Wholesale revenues the economics are starting to look good on the wholesale business as we’re getting prices rationalized. On the cost side we didn’t make quite as much progress as I would like but we did make some good progress. Closed about 50 work centers last year. We’re in the process of closing a number of more work centers this year. Our channel costs - selling costs which has been a place that we’ve had a lot of pressure. We’ll be taking those down. We’re trying to get those down 20 percent year-over-year so that’s significant.

You roll all this up and in spite of $100 million in storm costs in the first quarter from California storms we were able to expand margins. We did that also on top of some (inaudible) and some (inaudible) costs. We got some margin expansion and I’m fairly optimistic you’ll continue to see margins expand as we move through the rest of the year.

Cingular had a terrific quarter. I was really pleased with it. Gross ads moving - net ads are up 1.4 million subscribers. We’re now at 50.4 million (inaudible). If you look at Cingular and all of the metrics that you’d like to see improving are improving. We have subscribers growing, churn down. We had margins moving up and we had RPUs stable. So in all the things that you’re looking for to see if the merger is taking hold are beginning to manifest themselves so I feel really good about what Cingular is doing and so if you just step back from it I’d say there’s been a couple of quarters where we I think significantly improved our competitive positioning across the board.

We now have two-thirds of our customers on some type of key product bundle and it’s really important when we get our customers on key product bundles you see churn rates on whatever product plummet and so it’s real important to get customers on bundled products and services 5.6 million DSL subs. Light speed is moving well and I’m very pleased with what we’re doing what we’re calling a phase II trial that delivers a controlled delivery to a set of customers and we’re getting the bandwidth for the side of the house that we had hoped and the experience looks pretty good. So we’ve got a lot of work to do on the OSS and such but it looks like this is going to go well.

The acquisition side is going well. I talked about AT&T Wireless and Cingular. It’s kind of the gold standard for how to do large business merger integration. You will see us repeat that with the AT&T acquisition and the more we look at AT&T the more excited we get about AT&T. The network assets are second to none. The OSS cost structure of AT&T in the enterprise space in a league of their own and we think we’re going to have an advantage for a long time after we get this asset.

Bottom line. Customer focus. Continue to work on RPU. Pricing issues, the cost structure we’re doing a lot of work on getting the cost structure down. Innovation I believe is going to be important from the products we bring to market. So we’re doing a lot with Yahoo. I was doing a integration of wireless across the broadband portfolio so that we’re just always competing in a price game. Get some value added service into some of this and getting these merger benefits done in a hurry. That’s our focus and that’s been what we’re about right now Simon.

 Simon Flannery  - Morgan Stanley - Moderator

 Thank you Randall. Lets go back to AT&T and its remarkable couple of months here in terms of the IXC environment but can you help us think about the timing you approved some of the filing processes as I say there’s always a wild card I think Gary Corsi (ph) called it the long pole in the tent on his conference call. What should we be looking for in terms of data points, votes and so forth in the next coming months?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 So start with the FCC right? I mean that’s the federal level usually the long pole in the tent and the FCC has their own internal guidelines alright? They’re not law or regulation but their guidelines are to get these mergers consummated, approved or denied within 180 days. Cingular they hit it. They were within days of it when we put Cingular together. AT&T Wireless with Cingular they hit it and so we’re feeling fairly confident that their own pace to hit the 180 days at the FCC which would put us in the September timeframe.

You say long pole in the tent. The long pole in the tent is invariably going to be California and we’re working with them. They have issued a scoping document that would have them completing their process in the October/November timeframe so I tell you we’re optimistic and expect to close this some time in ‘05.

 Simon Flannery  - Morgan Stanley - Moderator

 You’ve done a lot of mergers and probably they - the (inaudible) give you a good sense of what to expect. Do you get the sense this is much different either easier or tougher than some of the prior mergers that you’ve done and you know certainly get a question of this talking about looking for divested assets coming out of this.

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 This is fundamentally different from anything we have done. There is very little overlap of assets here. The markets that we are in versus that markets that AT&T is in we’re kind of a new entrance startup not scaled in the enterprise space. That’s where they are. They are leaving the consumer space. You saw their first quarter results for consumer businesses in sharp decline and I just think this one when times are different the transaction is different. I really expect this one to move fairly expeditiously.

If you think about before the AT&T Wireless Cingular deal the quickest and major telecom deal had been approved was fourteen months and Cingular and AT&T was done in eight months. Alright so I think there’s an expectation in the market that consolidation is inevitable its best for the industry and I expect this to move along.

 Simon Flannery  - Morgan Stanley - Moderator

 Good. You mentioned some good earlier results. I think as sort of industry observers this is one of those important times where people are taking different paths. You’re obviously going down more of a fiber from a notes strategy. Verizon’s taking a different path other than doing nothing essentially. Can you help us again through the sort of timeline when do we get the data points that really prove out the take rates, the cost points, the times deployment? Because you’ve got to go after sort of four year deployment schedule. What can we look for over the next several quarters to kind prove it?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 When we launch - we’re working aggressively to have our first launch in December of this year. That will be the point where we can really begin to tell you what kind of cost metrics to expect. You know as we’re working on deploying it’s that classic deal like when we did project Pronto and deployed DSL broadly load-em costs were initially higher than we expected but the trenching costs were lower - the OSS - there’re a lot of moving parts relative to the business case. We’re seeing that in this case right now. Hiring costs a little higher. The CPE looks like it’s going to be a little lower. Content looks like it’s right in range and so but I think until we get to a launch point it’s going to be hard to give you guys a nice concise set of metrics to say here’s what you ought to expect because the numbers are still moving on me.

I would tell you on balance the numbers that we gave previously we’re going to be within range of those numbers. I’m feeling fairly confident of that. The takes rates and penetration rates we’ll lets see after the first couple of markets we enter. I think after two markets we want to know how quick the take rates are and how fast you should expect this thing to ramp and scale.

 Simon Flannery  - Morgan Stanley - Moderator

 What kind of indication do you really need to guess on the terms on the capital?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 We haven’t disclosed a number but over a ten year period of time you need to be looking at a good half the video market. You know thirty to fifty percent of the video market.

 Simon Flannery  - Morgan Stanley - Moderator

 There’s been a lot of discussion about the franchising issue. Ivan Steinberg called it one of the greatest barriers to sort of competition in the video space and so do you concur with that?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 I agree with that.

 Simon Flannery  - Morgan Stanley - Moderator

 Where are we standing on that at the moment? Is there any potential for legislation or some other rates to avoid going to thousands of municipalities?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 I mean I think legislation we’re going to have to address it in legislation. That will be important. People want these kind of services - these kind of competitive alternatives against the cable providers delivered on any kind of reasonable timeframe. I think the federal government is going to have to get active and step in. If we have to go through and get two thousand franchise agreements we won’t do this in three years. I can’t be any more clear than that. If that’s required this doesn’t get built in three years.

So if you can remove the franchising requirement - I mean we’re not trying to redline and we’re not trying to get out of fees we’re just trying to get some expeditious process to get this network built and so we’re going to have to do something to make this go quicker or else it is going to hit a brick wall. So we’re working at the FCC level, at the state level and at the federal legislative levels to see what we can do to expedite this.

 Simon Flannery  - Morgan Stanley - Moderator

 Okay if we can stay on regulation. I know you had an important win in UNIP albeit after several years of fighting last year and you’ve seen the benefits of that come through now. A lot of turmoil in Washington. A lot of differing sort of demands for judicial nominations and the Senate and the - has different agendas but can we expect anything material this year out of Washington and how does inner-carrier comp take out - I know you’ve got a very different focus on it giving you AT&T.

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 I given up trying to forecast what happens in the legislative and regulatory arena, but I am hopeful that we can get some type of bill out this summer. I think everybody is motivated and understands what’s at stake here for getting something out and getting this industry moving forward so I am - I’m optimistic that we can get some kind of bill out this summer.

In terms of inner-carrier company our positions been fairly clear on this. We have been a member of the inner-carrier compensation forum and advocating a position of getting all these tariffs rebalanced and getting some structure that makes sense. We may not get a utopian solution but just getting stability and predictability has a lot of value to us and so we have been strong advocates of getting inner-carrier compensation forum moving forward and even moving somewhere out there to more of a bill and key type arrangement. I think the industry would be healthier in that kind of forum.

 Simon Flannery  - Morgan Stanley - Moderator

 Okay good. You talked about some important initiatives and productivity and the ability to drive margins forward to spite some of the competitive pressures that are out there. Maybe we can drill down on that a little bit but the biggest challenge I guess is around the healthcare side of things and the hansen (ph) side of things and you sort of re-upped your five year contract with the unions so I know you know the medical costs issues from your days as CFO very well. But what are the prospects there to control those costs and the prospects to really get some settlement that reflects the fundamental change nature of the telecom business?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 That is - when you look at our cost structure that is the hardest one to control year in and year out. We have done a number of things with this last contract and it was a five year deal but there are a number of provisions put into this contract which get at the core issues and that’s usage alright making the user the employee have more skin in the game before they go to a doctor and fill a prescription and my experience is until you get to those kinds of mechanisms you don’t control this animal.

So we made what I think is a significant step with the last contract particularly on prescription drugs where the employee first cost is out of that employees pocket and that’s really, really important and you’ll see that payoff over the next couple of years. It takes six to twelve months for those types of actions to really begin to affect human behavior and we’ve done a number of other things to try and address healthcare.

I think fundamental change is probably going to be some kind of federal initiative. I think getting good long term change we’re just going to try and work away and chip away at this thing over time but it’s going to be really hard to make spec shift changes in this so what you have to do is attack the productivity side of the equation and work to just control the amount of people that you’re putting the payroll to approve these kind of benefits and our main opportunity here is on the selling side.

The last three or four years have been a time where we’ve all thrown a tremendous amount of money at the sales side of the equation and we have a terrific opportunity to start taking those costs out of the business. We’re driving a lot of traffic to the web. Simplifying offers. Doing a lot of self-serve and we really believe we can get the amount of activity down by twenty percent in these work centers this year and if we can do that that’s a big number. I mean that’s - if you look at our results and see what percentage of our costs are selling costs it’s a large number and so you start taking twenty percent of the activity out that moves the needle.

 Simon Flannery  - Morgan Stanley - Moderator

 And is that consistent with any of the number of 7,000 in terms of headcount reduction? Do you have a chance to do more than that or is it fairly consistent with that?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Oh I think there an opportunity to do more to the 7,000. I really do. If we can execute on this and the more we get into it the more I am convinced that there is big opportunity here then I think 7,000 is a very achievable number and that’s just on the consumer side. We have the same opportunity on the business side and the AT&T transaction gives us a terrific opportunity to streamline the business side of the equation. We’ve been investing heavily and trying to crack into this enterprise market. AT&T transaction helps us rationalize that cost structure in a hurry.

 Simon Flannery  - Morgan Stanley - Moderator

 Can you help us think about your brand strategy going to market AT&T a remarkable brand that you spend a lot of money on the SBC brand and are we going to see AT&T park in San Francisco now Barry gone?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 I don’t want to even think about that right now. That’s not a lay up question. Everybody I have talked to has their opinion on this issue and nobody is just kind of waffling - you know or you got to be crazy why don’t you take that AT&T brand or are you kidding the AT&T brand is a gold brand and we have a lot of really smart people doing a lot of work on this and trying to get first just data to make the decision, but you step back from it and you’re going to be a global brand well the AT&T brand is about as good a global brand as you’re ever going to see. I mean it’s one of the top five is Microsoft, CocaCola, MacDonald’s it’s one of those kinds of brands.

By that same token inside of thirteen state regions the SBC brand is gold. It is really, really an impressive brand and has a tremendous amount of equity so I’m obviously not going to give you an answer which brand we’re taking here. You can tell by how I’m dancing. There’s one guy in our company that will make that decision and it’s not me, but we’re doing a lot of work on this and that decision will probably forthcoming in the next few months.

 Simon Flannery  - Morgan Stanley - Moderator

 Talking about enterprising business more generally. I think this was a pretty positive trend during the quarter for you and for others where the rate of business line erosions really improving and pretty consistent in the business data is looking up. You’ve obviously got variations. You’ve got some tough economic conditions in the midwest for example, but how much of this do you think is sort of sea legs backing away and less NEP pressure and how much of this do you think is sort of general economic recovery and people are just happy to spend on their telecom? Are you seeing this sort of continue to accelerate through ‘05?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 I would say the lions share of this is just fundamental economic growth and I will tell you that because when you tear apart the business access lines and where the growth is coming - it’s from the place you would hope it’s coming from. You know small, medium business is where the growth is coming from. You want the enterprise space you seeing the same leakage of access lines basically integrated pipes and such and so you’re going to see those lines leap up for a long time but you get below that and you look at small, medium business for about the last six quarters it has been steadily improving and in fact the last two quarters it has step shift change and so I take a lot of satisfaction out of what we’re seeing on the SMB market and you look at it by geography it’s slightly different. You look at where oil drilling is. It’s really impressive and so you’re Oklahoma, Texas even Southern California numbers in the SMB space are good and I think that’s indicatitive of some good fundamental economic growth. So I’m encouraged by that.

 Simon Flannery  - Morgan Stanley - Moderator

 Good okay well with that lets open it up to the floor - some time for some questions. Don’t be shy. Just wait for the mike.

Unidentified Audience Member

 I’m very impressed with the aggressive acquisition campaign. Your company’s been involved in this a couple of years. Now looking down the road what’s left to capitalize on the pipe communications sector?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 You look at what we have said for a long time what it’s going to take to be kind of one of the large super carriers in the U.S. you have to have an enterprise presence - we were working to build that organically but that’s a touch go and we were learning how tough a go it was. Well AT&T kind of fills that gap for us and so large enterprise kind of global network presence check that one off.

Wireless assets. I tell you the asset itself is about as good an asset as you’re going to find. I would trade assets with anybody right now on the wireless side. So feeling fairly good about that.

On the consumer space within your franchise territory. We’ve got the video offering going. I think we have found a very capital efficient way of getting a video offering up and running. It’s looking like content is very accessible to us so I don’t think there’s any M&A activity of size that will be required to fill those holes. The SMB space I love where we are in the SMB space and if we can take the AT&T product portfolio and start to move it down market those gaps I believe are largely filled so you never say never in this industry right but the big product needs, the big network requirements, the big customer requirements I think are largely filled by what’s happened over the last few years and I kind of like where we stand. So never say never but I like the portfolio we have right now.

Unidentified Audience Member

 Thanks. Randall if you could address voice over IP how it impacts your business model from both a residential standpoint and the enterprise standpoint? We see Cable Vision up in Canada coming in hard and strong with their triple play and what do you expect in California with Time Warner and others rolling it out?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Sure lets start with the business side. I mean we’ve been experiencing this for the last three years. I mean people have been going everywhere from hosted IP, voice capabilities, IPPBX. I mean that’s been happening - when I mentioned what’s going on at the high end of the market you’re seeing access lines kind of leak off at the high end because of exactly that. People move into the voIP solutions. We’ve been driving a lot of that.

Two of the largest voIP installations in the country we’re in the middle of. Ford is ours and Bank of America you know we’re in with EDS doing that one as well. So we have some great experience here and you hate to lose a lot of high margin centrix lines to voIP but the margins on voIP aren’t that bad either. You’re using a lot of high capacity pipes to provision that and that’s not exactly a bad business either. We’re going to hosted IP platforms. In fact we just sold Notre Damn on a hosted IP platform. Our own hosted platform and that business looks pretty good. It is going well. The installations are going well. The margins in that platform are really - I mean I like that so business is moving to voIP type solutions.

On the consumer side I mean we’re seeing it and you do market research and we’re seeing some line migration. I would not tell you that it’s dramatic and you try to size it and I try to size it nine ways to Sunday but at the end of the day your exposure to voIP on the consumer side is your exposure to cable modems - so what do you view the exposure to cable modems to be over time?

That number is not a frightening number to me. That’s also the reason why we are so aggressive on the DSL and if you want to protect yourself and inoculate yourself from the voIP potential then you better get the broadband pipes and so we are on a very aggressive campaign to own the DSL side of the house and make sure that we have done all we can to protect ourselves and then get a video solution on top.

You have an opportunity here to grow RPUs. The real key - I think the real benefit to voice over time will be the ability to integrate wireless with broadband and having a voice product that when you’re within 802.11 capability your voice product is on 802.11. When you’re not it’s on GSM technologies. We’re working very aggressively to bring that capability to market and I think that is a very unique feature functionality because I expect voice is going wireless. Voice is going voice and so how do you deliver the wireless voice? I think it will be fundamentally a combination of IP 802.11 and cellular and so my threat to the voice business I don’t believe is so much voice. It’s more wireless and so we’re doing everything we can to exploit that wireless opportunity.

John Stucken (ph) many of you may know him has a saying that I think he is right on track and that is voice is going wireless but the more wireless you become the wireline you become and I don’t know if that makes any sense to you but you’re getting to a point to where your wireless functionality in the home is going to be an 802.11 WYFI wireless capability. That’s a wireline service okay that’s just a broadband pipe come into a house with a wireless tail in the end and we stand to benefit from both sides of that equation. We’re working very aggressively to get that to market.

Unidentified Audience Member

 You spoke a little bit before about your plans about video but you know having followed the video business for a long time. The returns in that business are pretty - even without an upgrade are built out in terms of going down all the time. Customer premise going up and insurance going up. Why not use - your entering this - why not wholesale that business use it to drive RPU and penetration and data and let other people worry about the competitive dynamics of the video business?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 It’s an interesting question and we’ve done the deal with Dish where we are kind of a wholesale video provider. We understand something about what we call project light speed that manifests itself with light speed. When we push this fiber deeper into the network that accomplishes a couple of things. It drives our maintenance costs down dramatically. So there is a significant benefit just on the cost side of our business from pushing fiber deeper into the network and when we did project Pronto the amount of costs it took out of the network side was significant. You almost justified our project Pronto build with the cost savings - not quite but almost. So you push fiber even deeper now into the network there’s a real cost benefit that comes from that and not only that but now once you get to this type of architecture your voice, your data and your video are all on one standard platform.

One standard platform from a provisioning perspective takes another layer of costs out of the business and so if you can get to a standardized platform from the provisioning, service ordering perspective billing big cost implications and then layering the video o top of this is not a huge cost in and of itself. You’ve got to go get programming and there’s some OSS but that’s not the big push up in this. Once you’ve got the architecture and the cost benefits now you layer video on and now you can truly generate some returns out of this investment. The key to this is can you get there without a huge amount of some investment? Using IP we think is key here because using an IP technology its a $4.0 billion investment not a $40 billion investment. That $4.0 billion we think we can generate some very impressive returns with this. Cost savings plus the new revenue opportunities we think are really smart.

Unidentified Audience Member

 You don’t think you’ll have to put hard drives - is this going to be local storage as well as network storage? There’s going to be set tops on most TV sets within the home you don’t worry about that, plus the market investment that’s customer product investment is sort of bringing down the returns and why not take an extra $15 - you know higher speed data product we get $10 or $15 more RPU the cable guy is not going to match you. Why not do it that way?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Well I have that cost whether I use a wholesale satellite offering or whether I do it with my own video offering. We’re doing Dish today and the lions share of the customers on Dish take a set top box it does exactly what you say. So I’ve got that cost on the wholesale or my own retail offering so why would I not want to put it on top of my own retail platform? So we’re going to have that cost. I’ve got it now though okay, so I don’t see that as the new incremental cost to get into this business but that’s where the market is headed and you know that probably better than me. The lions share of our customers want that recording capability and storage capability in the house. So that’s there. I’ve got that now or I’ve got it when I build.

Unidentified Audience Member

 Can you talk a little bit about the pricing on the (inaudible) market of the AT&T acquisition and if you can improve the dynamic there at all going forward and also in terms of how sensitive are the cash flow synergies to the process-

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 What I’m sorry?

Unidentified Audience Member

 How sensitive are the cash flow synergies for the merger compared to what the price comparative in the market?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Are there significant cost synergies - is that what the second part of your question was?

Unidentified Audience Member

 The cash flows [inaudible-highly accented] the SBC H&T transaction. How sensitive are they to - when the pricing started in the market?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Oh I see your question. The synergies that we communicated to the market there are no synergies inherent in those numbers from pricing benefits. I don’t know where those go to be quite honest with you. There has been noting but downward pressure on pricing in that space for you know ten years and as long as you can continue to get your costs down and its a competitive marketplace you’ll continue to see pricing pressures in that space. I don’t see that fundamentally changing or the pace of decreased change I don’t know. I guess it could but we are not banking on any great pricing benefits from doing this deal.

The benefits of doing this deal are driven ninety plus percent off of costs - the cost savings and I have - as Simon said earlier, I’ve done a lot of transactions since 1996 big and large scale transactions and we have yet to do one that has the cash flow costs synergies that this one has that are so readily apparent and so easy to get at. So easy the guys back home they’re probably wincing if they’re listening to this, but they’re very identifiable and a I think those will manifest themselves very quickly because it’s redundant cost structure we’re talking about here right.

We spent a lot of money with WillTell (ph) for their transport capability. We’re going to put that traffic on AT&Ts network. There’s plenty of capacity on AT&Ts network and why is that? Because the traffic that was on WillTell (ph) we took off a network right so it was moving that traffic back to the AT&T network and so there is expensive capacity to handle all the traffic we have. A lot of savings that accrue from that. Redundant sales. Redundant provisioning costs. There’s just a significant amount of savings that will accrue for this transaction. The $15 billion in synergies is virtually all cost savings.

Unidentified Audience Member

 Do you think you can improve the way the AT&T touching phone currently in terms of the [inaudible-highly accented] market?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 I mean you would hope right? I mean you would hope as you were able to layer additional services on top of just core transport pipes that you can extract additional value and that’s you’re not competing on price alone when you get the whole thing put together. So you know after we get AT&T we’re going to have core local transport. We’re going to have the AT&T layer two and the best capabilities and the managed service capabilities that they bring to bear. You bring all that together there’s value added associated with that that you hope begins to mitigate some of the pricing pressure. That you’re not competing just on price.

Unidentified Audience Member

 Thank you.

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 There’s one right here.

Unidentified Audience Member

 Could you just go over a little more of the timing regarding video when you expect to see a certain amount of scale and also can you just comment on the technology of prototypes on how it looks? I know - cabled to the node. There’s some people who question cable to the home versus cable to the node et cetera. So the technology how it’s working?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Sure. All of us are in the wireline side have been for years chasing the Holy Grail and the Holy Grail was getting a pipe that big out to everybody’s house so that we could have full delivery of content and competitive with the cable guys and the costs of doing that is just inherently been prohibited. Just to get a pipe this big has been too costly, but what you have to think about is why are we trying to get a pipe this big because the cable guys have a pipe this big so they can shove 200 channels of video down that pipe to your set top box. I mean all of your content is there at your set top box.

Along comes IP the Internet capabilities and the Internet says, well low and behold you don’t need a pipe this big and the reason you don’t need is with IP I don’t have to shove 200 channels down that pipe to your set top box. I’m going to have the content back here and you just tell me what you want to watch and that’s all I’m going to send you. Okay. IP allows that. So when you run a pipe this big, you need a pipe that looks more like this. So IP says suddenly rather than a $40 billion proposition I just have to get the fiber within 3,000 feet of the house. If I can get it there use IP and the new compression technology I can give you a high definition quality of picture with 25 megabits of bandwidth rather than the standard 50 plus.

Getting with 3,000 feet of the house we are in trials right now. We’re getting the 25 megabits to the side of the house. That’s happening alright and it’s happening with the 3,000 foot copper loops so this is really important. So you’ve just fundamentally changed the cost equation for getting a video offering through the consumer so I think that’s significant. We are working really aggressively on getting the technology scalable. Like I said we are in trials but it’s very small trials right now which we’re just trying to see if you can get the bandwidth to the house. We’re going to have an offering in the marketplace in December timeframe is our target. So it’s going to be a single market and we’ll work with it sixty days to get the technology flushed out and then we’ll be scaling this toward the end of first quarter. That’s where we’ll really start to deploy and scale aggressively and I think by second quarter next year you’ll be able to see some scale numbers on sales, divisioning et cetera.

 Simon Flannery  - Morgan Stanley - Moderator

 Lets make this the last one.

Unidentified Audience Member

 Could you give more details on why you think you can get some relief by this summer legislatively on franchise rights working with the FCC or the federal government or the three governments can you talk in detail what your strategy is there?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 The strategy is working with the folks on the House and the Senate side. There is terrific demand for getting this capability into the marketplace. We are I think thirteenth in developed countries in terms of broadband penetration and broadband capability in the consumer space today and I will tell you I would attribute that solely to the regulatory environment. We have had an environment that did not make it contusive to in broadband deployment in this country. If you go and invest in this technology and you’re at risk at having to sell it to your competitors at the low cost who is going to invest in that model? So you have a model that says, okay cable guys you know they’re kind of free from any kind of requirements to do that and then there’s a competitive alternative which is telephone guide who are strapped with regulations and uncertainties that makes it an untenable model to invest in this.

So I think the folks in Capitol Hill got that alright. There seems to be motivation to put in place a platform that just brings parity between the two and gives some kind of certainty for your investment but you’re not going to be required to share it with your competitors. If we can just get over that hump - get this franchising issue addressed, you’ll see this technology deployed fast.

I mean that’s the great thing about what we’re talking about here. This isn’t a ten year bill. This is a three year bill and we can get the lions share of it done in two years. So I think there is momentum to get a competitive alternative to the cable providers out into the marketplace. So working with both the Hill and we’ve spoken a lot to the FCC about you know clarity that needs to be brought forth to allow us to enter into these markets and I think there is momentum. There are bills moving all throughout the U.S. in various states Texas being one to try to bring clarity to this as well. So I think there is momentum.

Unidentified Audience Member

 Is there a push back though from within the states and are there vacancies on the FCC that it impacts the timing and the certainty of changes in these regulations?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 No sir. We all know that there is a little bit of movement at the FCC right now and we have only four commissioners. There needs to be a fifth appointed so they’re going to be some things that affect timing. The legislative solutions are not dependent upon the FCC obviously but yes the FCC is got to get stability in terms of the commissioners and who they are going to be. Who the players going to be before they can move in any kind of decisive way. I think that’s right.

Unidentified Audience Member

 Push back from the states? I mean you mentioned Texas as being more receptive but do other states fear that or municipalities fear that they’re giving up a certain amount of control, certain amount of revenue sources along those lines?

Randall Stephenson  - SBC Communications - Chief Operating Officer

 In our franchise territory there are 2,000 municipalities so you pick the position. We’ve probably got every conceivable position covered in one of the municipalities. My expectation is the ability to bring a competitive alternative to a cable provider in a particular municipality is very attractive to most of these folks. Municipalities issue is one of - they’ve got a tax reform issue. They’re losing tax revenues and I think a lot of them are looking towards some of these solutions to fix their tax issue and I don’t know how we address that, but I think you will see a number of municipalities step forward and desire this competitive alternative. So it will cover the waterfront and this is as I’ve said I think you said Gary Corsi (ph) said the same thing. This is the long pole in the tent. I’m getting this thing built is the franchising requirements.

 Simon Flannery  - Morgan Stanley - Moderator

 Do we have a quick question in the back?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 I’ll try to be quick with my answer.

Unidentified Audience Member

 Okay thank you. From the operational side of the business your timing is extremely bullish on virtually every single business line. Can you tell us which areas of the business worry you the most please?

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Municipalities franchise. There isn’t a business that worry me the most are the ones that aren’t growing as fast which tends to be right now enterprise space for us. It’s kind of interesting with all this consolidation that’s going up the market is somewhat freezing from our perspective right now. A lot of people that ordinarily we make in purchasing decisions aren’t making them. They’re waiting to see how a lot of these consolidation shakes out as well. So that is probably the one area that causes me concern.

The other side is how quickly can we get some of these costs out of the business but if you step back and then look at our business every customer segment - I’ll take the old operator services business out of here but every customer segment grew in the first quarter and every geography grew in the first quarter. So I feel fairly optimistic about how the business is trending. The underlying economic trends. Those are good. So like I said I’m about as optimistic as I’ve been in four years about the business right now.

 Simon Flannery  - Morgan Stanley - Moderator

 Randall, many thanks for coming along.

 Randall Stephenson  - SBC Communications - Chief Operating Officer

 Thank you Simon. Appreciate you having me. Good seeing you.

 Simon Flannery  - Morgan Stanley - Moderator

 Good to see you.

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In connection with the proposed transaction, SBC filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005 (File No. 333-123283).  Investors are urged to read the registration and proxy statement (including all amendments and supplements to it) because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

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Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.